Exhibit 99.1

TWINE SOLUTIONS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

TWINE SOLUTIONS LTD.

Opinion

We have audited the financial statements of Twine Solutions Ltd. (“the Company”), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in convertible preferred shares and shareholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
December 24, 2025	A Member of EY Global

TWINE SOLUTIONS LTD.

BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	178	145
Restricted cash	139	-
Trade receivables	186	54
Other receivables	129	63
Inventory	907	1,319

Total current assets	1,539	1,581

NON-CURRENT ASSETS:

Restricted deposits	99	53
Right-of-use assets	333	97
Fixed assets	287	206

Total non-current assets	719	356

Total assets	2,258	1,937

The accompanying notes are an integral part of the financial statements.

TWINE SOLUTIONS LTD.

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2024	2023
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:

Trade payables	2,131	2,004
Other payables	1,170	977
Loan from related parties	150	-
Deferred revenues	838	2,001
Short-term lease liabilities	183	110

Total current liabilities	4,472	5,092

NON-CURRENT LIABILITIES:

Loans from a bank	1,055	946
Long-term lease liabilities	167	-
Warrants	123	-

Total non-current liabilities	1,345	946

Total liabilities	5,817	6,038

CONVERIBLE PREFERED SHARES of NIS 0.01 par value each – 246,573,475 and 7,861,018 shares authorized issued and outstanding on December 31, 2024 and 2023, respectively.	4,638	37,672

SHAREHOLDERS’ DEFICIT: (Note 7)
Ordinary shares of NIS 0.01 par value each - 500,356,900 and 9,739,300 shares authorized on December 31, 2024 and 2023, respectively; 9,782,052 and 237,172 shares issued and outstanding on December 31, 2024 and 2023, respectively.	27	- *)
Additional paid-in capital	38,044	417
Accumulated deficit	(46,268)	(42,190)

Total shareholders’ deficit	(8,197)	(41,773)

Total liabilities, convertible preferred shares and shareholders’ equity	2,258	1,937

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the financial statements.

December 24, 2025	/s/ Alon Bar-Shany	/s/ Allon Maoz
Date of approval of the financial statements	Alon Bar-Shany Chairman of the Board	Allon Maoz CEO

TWINE SOLUTIONS LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31
	2024	2023
Revenues	1,218	902
Cost of revenues	1,301	3,259
Gross loss	(83)	(2,357)

Operating expenses:

Research and development, net	2,504	5,075
Sales and marketing	306	1,438
General and administrative	1,166	2,102

Total operating expenses	3,976	8,615

Operating loss	(4,059)	(10,972)
Financial expenses	(214)	(341)
Other income	195	8
Net loss for the year	(4,078)	(11,305)

The accompanying notes are an integral part of the financial statements.

TWINE SOLUTIONS LTD.

STATEMENTS OF CONVERTIBLE PREFERRED SHARED AND SHAREHOLDERS’ DEFICIT

U.S. dollars in thousands, except share and per share data

	Convertible preferred shares		Ordinary Shares			Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount		Capital	deficit	deficit

Balance as of December 31, 2022	1,917,392	34,592	237,172	-	*)	345	(30,885)	(30,540)

Issuance of shares	5,943,626	3,000	-	-		-	-	-
Receipt on account of shares	-	80	-	-		-	-	-
Share based payments	-	-	-	-		72	-	72
Net loss for the year	-	-	-	-		-	(11,305)	(11,305)

Balance as of December 31, 2023	7,861,018	37,672	237,172	-	*)	417	(42,190)	(41,773)

Issuance of shares	246,573,475	4,558	-	-		-	-	-
Conversion of convertible preferred shares into ordinary shares	(7,861,018)	(37,592)	9,544,880	27		37,592	-	37,619
Share based payments	-	-	-	-		35	-	35
Net loss for the year	-	-	-	-		-	(4,078)	(4,078)

Balance as of December 31, 2024	246,573,475	4,638	9,782,052	27		38,044	(46,268)	(8,197)

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

TWINE SOLUTIONS LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023
Cash flows for operating activities:

Net loss	(4,078)	(11,305)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	35	72
Change in fair value of warrant liability	123	-
Depreciation	136	465
Financial expenses for lease	34	24
Finance expenses related to loan interest	109	-
Decrease (increase) in other receivables	(66)	440
Decrease (increase) in trade receivables	(132)	430
Increase (decrease) in trade payables	127	1,628
Decrease in Inventory	412	838
Increase (decrease) in other payables	193	(482)
Change in operating lease right of use assets	208	681
Repayment of lease liabilities	(238)	(670)
Increase (decrease) in deferred revenue	(663)	1,143

Net cash used in operating activities	(3,800)	(6,736)

Cash flows from investing activities:

Decrease (increase) in restricted deposits	(46)	1,441
Proceeds from sales of property, plant & equipment	-	214
Purchase of property, plant & equipment	(217)	-

Net cash provided by (used in) investing activities	(263)	1,655

Cash flows from financing activities:

Proceeds from loans from related parties	150	-
Proceeds from issuance of shares including receipt on account of shares	4,085	3,080
Repayment of long-term loan	-	(1,590)

Net cash provided by financing activities	4,235	1,490

Change in cash, cash equivalents and restricted cash	172	(3,591)
Cash, cash equivalents restricted cash and at the beginning of the period	145	3,736

Cash, cash equivalents and restricted cash at the end of period	317	145
Supplemental disclosures of non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	444	352
Conversion of advances from customers to convertible preferred shares	500	-
Receivable on account of convertible preferred shares	350	-
Conversion of convertible preferred shares into ordinary shares	37,592	-

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL

a.	Twine Solutions Ltd. (“the Company”) was incorporated and commenced its operations on February 26, 2015 under the laws of the State of Israel. The Company is engaged in research and development in the field of digital printing and coloring of sewing threads.

b.	The financial statements have been prepared assuming the Company will continue as a going concern, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company incurred losses in the amount of approximately $ 4,078 thousand during the year ended December 31, 2024 and has an accumulated deficit of approximately $ 46,268 thousand as of December 31, 2024. The Company’s continued operations are conditional on financing its operations through additional fundraising until profitability is achieved. These factors raise significant doubts about the Company’s ability to continue operating as a going concern. The financial statements did not include any adjustments regarding the carrying amounts and classifications of assets and liabilities that may be necessary if the Company is unable to continue operating as a going concern. Such adjustments could be material.

c.	During 2023, as a result of accumulated losses and liabilities, the Company encountered cash-flow difficulties. Accordingly, on November 12, 2023, the Company filed a motion with the court for a stay of proceedings in order to formulate a debt arrangement and appoint an arrangement administrator. On November 16, 2023, the court granted the motion, issued a stay-of-proceedings order, and appointed an arrangement administrator. During the stay-of-proceedings period, the Company engaged with its creditors (secured creditor, priority creditors, and unsecured creditors) and succeeded in formulating a debt arrangement. On February 20, 2024, the court approved the arrangement. See also note 12a.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), applied on a consistent basis, as follows:

a.	Financial statements in U.S. dollars:

The functional currency of the Company is the U.S dollar, as the U.S. dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The majority of the Company’s operations are currently conducted in Israel and most of the Israeli expenses are currently paid in new Israeli shekels (“NIS”); However, financing and investing activities and the Company’s budget are made in U.S dollars. Accordingly, management has designated the U.S dollar as the currency of its primary economic environment and thus its functional, reporting currency financial statements and accompanying notes.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with ASC 830, foreign currency matters, of the Financial Accounting Standards Board (“FASB”). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

b.	Cash and cash equivalents:

Cash equivalents represent short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

c.	Restricted cash:

Restricted cash represents funds held with a trustee and designated for payments in accordance with the Company’s debt arrangement (see Note 10a).

The following table provides a reconciliation of the cash balances reported on the balance sheets and the cash, cash equivalents and restricted cash at the end of the year balances reported in the statements of cash flows:

	December 31,
	2024	2023
Cash and cash equivalents as reported on the balance sheets	178	145
Restricted cash as reported on the balance sheets	139	-

Cash, cash equivalents and restricted cash, as reported in the statements of cash flows	317	145

d.	Restricted deposit:

Restricted deposit is primarily invested in a long-term bank deposit, which is used as collateral for lease commitments and credit line.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a the straight-line basis over the estimated useful life. The following are the annual depreciation rates for various types of property and equipment:

%
Computers and related equipment	33
Office furniture and electronic equipment	7-33
Laboratory equipment	15
Leasehold improvements	Over the shorter of the term of the lease, or the useful life of the assets

f.	Inventory valuation:

The Company’s inventory consists of purchased parts and subassemblies, work in process, and finished goods.

Inventories are stated at the lower of cost or net realizable value, cost is determined using the first-in, first-out (FIFO) method and includes purchase costs and, where applicable, production costs incurred in bringing the inventory to its present location and condition.

Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

g.	Revenues:

The Company generates revenues from sales of systems, consumables and services. The Company sells its products directly to end-users and indirectly through independent distributors, all of whom are considered end-users.

The Company recognizes revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers”. As such, the Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue. Therefore, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when, or as, the Company satisfies a performance obligation.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from products, which consist of systems and consumables, are recognized at the point in time when control has transferred, in accordance with the agreed-upon delivery terms. Revenues from services are derived mainly from the sale of spare parts and service contracts. The Company’s revenues from spare parts are recognized at the point in time when control has transferred. Service contracts are recognized over time, on a straight-line basis, over the period of the service as the services have a consistent continuous pattern of transfer to a customer during the contract period.

For multiple performance obligations arrangements, such as selling a system with service contract, the Company accounts for each performance obligation separately as it is distinct. The transaction price is allocated to each distinct performance obligation on a relative standalone selling price (“SSP”) basis and revenue is recognized for each performance obligation when control has passed, or service has been rendered.

The Company does not account for training and installation as a separate performance obligation due to its immateriality in the context of its contracts. Accordingly, revenues from training and installation are recognized upon the delivery of its systems.

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $838 and $2,001 as of December 31, 2024 and 2023, respectively, and are presented under deferred revenues and. During the year ended December 31, 2024, the Company recognized revenues in amount of $663, which had been included in the contract liabilities balance on January 1, 2024.

The Company receives payments from customers based upon billing cycles and contract terms which may vary by contract type. Invoice payment terms are usually 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company determines its contracts generally to not include a significant financing component since the Company’s selling prices are not subjected to billing terms nor is its purpose to receive financing from its customers or to provide customers with financing. In addition, the Company elect to apply the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company will transfer a promised good or service to a customer and when the customer will pay for that good or service will be one year or less.

Remaining performance obligations represent contracted revenues that have not yet been recognized, and which includes deferred revenues and non-cancelable contracts that will be invoiced and recognized as revenue in future periods. The Company elected to apply the optional exemption under paragraph ASC 606-10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less for which deferred revenues have not been recorded yet.

The aggregate amount of transaction price allocated to the remaining performance obligations was $838 as of December 31, 2024, which are expected to be satisfied and recognized in 2025.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue is measured based on the consideration specified in a contract with a customer, excluding taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer.

Shipping and handling fees charged to the Company’s customers are recognized as revenue in the period shipped and the related costs for providing these services are recorded as cost of revenues.

h.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

As of December 31, 2024 and 2023, no impairment losses have been identified.

i.	Leases:

The Company evaluates the contracts it enters into to determine whether such contracts contain leases. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration.

The Company determines if an arrangement is a lease at inception of the contract, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. The commencement date of the lease is the date that the lessor makes an underlying asset available for the lessee’s use. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee.

ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As the Company’s lease arrangements as a lessee do not provide an implicit rate, thus, the Company uses its incremental estimated borrowing rate at lease commencement to measure the right-of-use (“ROU”) assets and lease liabilities. The ROU asset is recorded net of any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. Operating lease expense is generally recognized on a straight-line basis over the lease term.

The Company elected to combine its lease and non-lease components and to not recognize a lease liability and a right-of-use (“ROU”) asset on the balance sheet for leases with a term of twelve months or less.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Trade Receivables:

The Company’s trade receivables when it has unconditional right to consideration for amounts invoiced and yet unbilled invoices. The Company’s allowance for credit losses for trade receivables is based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions and other factors. The allowance of credit losses was not material for the periods presented.

k.	Research and development expenses:

Research and development expenses consist primarily of payroll and related costs, subcontractors, materials, and other project-related costs incurred in connection with the development of the Company’s products and technology. Research and development expenses are expensed as incurred. The Company does not capitalize research and development costs.

Participation grants from the Israel Innovation Authority (the “IIA”) for research and development activity are recognized at the time the Company is entitled to such grants based on the costs incurred and included as a deduction from research and development costs. Research and development grants recognized during the years ended December 31, 2024, and 2023 were $413 and $53, respectively.

l.	Income taxes:

The Company is subject to income taxes in Israel. The Company account for income taxes in accordance with ASC 740, “Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

m.	Use of estimates:

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On an ongoing basis, the Company’s management evaluates estimates, including those related to liabilities, fair values of share-based awards and warrants. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

n.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments.

The carrying amounts of cash, cash equivalents, restricted deposit, other receivables, trade payables and other payables approximate their fair value due to the short-term maturity of such instruments.

The Company adopted the provisions of ASC 820 – “fair value measurement”, with respect to non-financial assets and liabilities measured at fair value on a non-recurring basis.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 describes three levels of inputs that may be used to measure fair value as follows:

The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value-

Level 1	-	quoted prices in active markets for identical assets or liabilities;

Level 2	-	significant other than quoted prices included within Level 1 observable inputs based on market data obtained from sources independent of the reporting entity;

Level 3	-	inputs that are unobservable (for example cash flow modeling inputs based on assumptions).

The carrying amounts of the Company’s financial instruments, including, other receivables, trade receivables, warrants and other payables approximate their fair value due to the short-term maturity of such instruments.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Legal and other contingencies:

The Company accounts for its contingent liabilities in accordance with ASC 450 “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2024, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. Legal costs incurred in connection with loss contingencies are expensed as incurred.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and restricted cash, other receivables and trade payables.

Cash and cash equivalents, and restricted deposit are invested in a major bank in Israel. Management believes that the financial institution that holds the Company’s investments is financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

q.	Severance pay:

Pursuant to Section 14 of the Severance Compensation Law, 1963 (“Section 14”), all of the employees of the Company are included under this section as of March 2016, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company’s balance sheet.

Severance expenses for the years ended December 31, 2024 and 2023 were $382 and $598, respectively.

r.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation—Stock Compensation”. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

The fair value of share-based awards granted to employees was estimated using the Black-Scholes option pricing model.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The expected term of options granted was calculated using the “simplified” method (expected term = (vesting term + original contractual term)/2). The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company recognizes the related expenses over the vesting period.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight-line method, over the requisite service period of each of the awards. The Company recognizes forfeitures of awards as they occur.

The following weighted-average assumptions were used:

	Year ended
	December 31,
	2024	2023

Expected volatility	54.29%	52.73%
Risk-free interest rate	4.38%	3.84%
Dividend yield	0%	0%
Expected term (in years)	7	7

s.	recently issued accounting pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024 with early adoption is permitted. The Company is currently evaluating the impact of adopting the ASU on its financial statements disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220-40), Disaggregation of Income Statement Expenses, which requires disaggregated disclosure in the notes to the financial statements of prescribed categories of expenses within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the Company for the first quarter beginning January 1, 2026, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangible - Goodwill and Other Internal-Use Software (Subtopic 350-40), Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting guidance for costs to develop software for internal use. It removes the previous development stage model and introduces a more judgment-based approach. The guidance is effective for the Company for the first quarter beginning January 1, 2028, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

NOTE 3:- OTHER RECEIVABLES

	December 31,
	2024	2023

Institutions	74	57
Government Grants - Israel Innovation Authority	50	-
Advances to vendors	2	2
Prepaid expenses	3	4
	129	63

NOTE 4:- INVENTORY

	December 31,
	2024	2023

Purchased parts and subassemblies	345	470
Work–in–process	272	341
Finished goods	290	508
	907	1,319

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:
Computers and related equipment	10	100
Office furniture and electronic equipment	42	99
Laboratory equipment	542	1,062
Leasehold improvements	97	168
	691	1,429
Accumulated depreciation:
Computers and related equipment	8	81
Office furniture and electronic equipment	16	70
Laboratory equipment	376	905
Leasehold improvements	4	167
	404	1,223
Depreciated cost	287	206

Depreciation expenses for the year ended December 31, 2024 and 2023 were $ 136 and $ 465, respectively.

NOTE 6:- OTHER PAYABLE

	December 31,
	2024	2023

Employees and payroll accruals	994	845
Accrued expenses and others	176	132
	1,170	977

NOTE 7:- LEASES

The Company’s main operating lease expenses relate primarily to leases of office space and laboratory facilities. The Company entered into a lease agreement in 2020, which was terminated by mutual agreement in early 2024.

In February 2024, the Company relocated and entered into a new lease for a different property. As of December 31, 2024, the Company does not expect that any extension options under the new lease will be exercised.

The Company determines if an arrangement is or contains a lease at contract inception and recognizes a right of use asset and a lease liability at the lease commencement date.

As of December 31, 2024 and 2023, the Company has no financing leases.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:- LEASES (Cont.)

i)	The weighted-average remaining lease term and discount rate related to operating leases were as follows:

	December 31,
	2024	2023

Weighted average remaining lease term	2.25	0.16
Weighted average discount rate	25.1%	26.7%

ii)	The maturities of the Company’s operating lease liabilities:

December 31,
2024
2025	173
2026	173
2027	44
Total undiscounted lease payments	390

Less imputed interest	(40)

Total lease liabilities	350

Lease expenses for the years ended December 31, 2024 and 2023 were $127 and $260, respectively.

Cash paid for amounts included in the measurement of operating lease liabilities was $378 and $654 during the years ended December 31, 2024 and 2023, respectively.

NOTE 8:- FAIR VALUE MEASUREMENT

The Company measures certain financial liabilities at fair value on a recurring basis.

Fair value is determined based on the following hierarchy:

Level 1 – quoted prices (unadjusted) in active markets for identical instruments.

Level 2 – observable inputs other than quoted prices included in Level 1.

Level 3 – unobservable inputs used for the valuation of the instrument.

As of December 31, 2024, the Company had one financial liability measured at fair value on a recurring basis, which consists of a warrant liability classified within Level 3 of the fair value hierarchy.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:- FAIR VALUE MEASUREMENT (Cont.)

	Year ended
	December 31, 2024
	Fair Value	Level 1	Level 2	Level 3

Financial assets:

Cash and cash equivalents	178	178	-	-
Restricted cash	139	139	-	-
Restricted deposits	186	186	-	-

Financial liabilities:

Warrant liability	123	-	-	123

	Year ended
	December 31, 2023
	Fair Value	Level 1	Level 2	Level 3

Financial assets:

Cash and cash equivalents	145	145	-	-
Restricted deposits	53	53	-	-

The warrant liability is classified within Level 3 of the fair value hierarchy as it is valued using unobservable inputs. The fair value of the warrants was estimated using Black-Scholes option-pricing model, which incorporates significant assumptions such as expected volatility, risk-free interest rate, expected term of the warrants and the Company’s share price Changes in these assumptions could materially affect the fair value of the liability.

The following table summarizes the changes in the Company’s Level 3 warrant liability for the years ended December 31, 2024 and 2023:

	December 31,
	2024	2023

Balance at January 1	-	-
Issuance of warrants	184	250
Changes in fair value	(61)	-
Exercises / expirations	-	(250)
Balance at December 31	123	-

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:- CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

a.	The share capital consists of Ordinary Shares and Convertible Preferred Shares, of NIS 0.01 par value each:

	December 31, 2024
		Issued and	Liquidation
	Authorized	outstanding	preference

Ordinary shares	500,356,900	9,782,052
Series BB Convertible Preferred shares	282,161,000	204,485,900	$17,005
Series BB-1 Convertible Preferred shares	132,275,100	42,087,500	$3,500

	December 31, 2023
		Issued and	Liquidation
	Authorized	outstanding	preference

Ordinary shares	13,635,738	237,172
Series A-1 Convertible Preferred shares	110,770	110,770	$2,629
Series A-2 Convertible Preferred shares	36,924	36,924	$654
Series B-1 Convertible Preferred shares	115,304	115,304	$2,188
Series B-2 Convertible Preferred shares	196,114	196,114	$4,890
Series B-3 Convertible Preferred shares	437,410	437,410	$12,657
Series C Convertible Preferred shares	1,020,870	1,020,870	$38,939
Series D-1 Convertible Preferred shares	32,079	32,079	$310
Series D-2 Convertible Preferred shares	5,661,155	5,558,983	$42,941
Series E Convertible Preferred shares	750,005	352,564	$9,650

b.	Ordinary shares:

Ordinary shares confer upon their holders the right to receive notice, participate and vote in shareholders’ meetings of the Company, the right to receive dividends when and if declared, and the right to share in residual assets upon liquidation after distribution to the holders of preferred shares.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:- CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT (Cont.)

c.	Preferred shares:

Preferred shares confer upon their holders all rights granted to holders of ordinary shares. Each preferred share is convertible, at the option of its holder, into such number of ordinary shares as determined in the Company’s Articles of Association.

In the event of a Liquidation, Deemed Liquidation Event, or dividend distribution, the preferred shareholders are entitled to liquidation preferences and other priority rights as specified in the Articles of Association.

All classes of Preferred shares are redeemable in a deemed liquidation event, which is not under the control of the Company; thus, the Company classified the stock outside permanent equity pursuant to ASC 480-10-S99. As of December 31, 2024 and 2023, the Company did not adjust the carrying values of the Preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable. Subsequent adjustments to increase the carrying values to the ultimate liquidation values will be made only when it becomes probable that such a deemed liquidation event will occur.

d.	On March 20, 2023, the Company entered into an investment agreement with existing and new shareholders. Pursuant to the agreement, the Company raised a total of $250 thousand, in consideration for which 32,079 Series D-1 preferred shares, par value NIS 0.01 per share, were issued.

As part of this financing round, the Company also received advances of approximately $80 thousand in respect of Series BB preferred shares, which were ultimately issued during 2024.

In addition, under this agreement, the Company granted investors 4,538,040 warrants to purchase up to 581,800 Series E preferred shares, par value NIS 0.01 per share. During the year, 2,750,000 warrants were exercised for total proceeds of $352,564.

Furthermore, pursuant to this agreement, SAFE investments from 2021 and 2022 in an aggregate amount of $34,658 thousand were converted into 5,558,982 Series D-2 preferred shares, par value NIS 0.01 per share.

e.	In February 2024, in accordance with agreements entered into between the Company and COATS, approximately $700 that had been received in 2023 as advances for machines was converted into $500 in Series BB-1 preferred shares, par value NIS 0.01 per share.

f.	On March 5, 2024, the Company entered into an investment agreement with existing and new shareholders. Pursuant to the agreement, the Company raised a total of $4,232 (net of issuance expenses of $18), in exchange for which 204,485,933 Series BB preferred shares, par value NIS 0.01 per share, were issued. This amount also includes advances of approximately $80 thousand received in 2023 in respect of Series BB shares.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:- CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT (Cont.)

As December 31, 2024, $250 were not received from the investor.

The Company also converted all of its outstanding convertible preferred shares of all classes outstanding prior to the March 2024 round into ordinary shares.

In addition, under this agreement, the Company granted investors 36,405,450 warrants convertible into Series AA preferred shares, par value NIS 0.01 per share. These warrants have not yet been exercised.

g.	On October 30, 2024, the Company entered into an additional investment agreement with existing shareholders. Pursuant to the agreement, the Company raised a total of $875 thousand, in exchange for which 42,087,542 Series BB-1 preferred shares, par value NIS 0.01 per share, were issued.

As December 31, 2024, $100 were not received from the investor.

h.	Share Option Plan:

On May 7, 2015, the Company adopted a Share Option Plan under which options may be granted to employees and other service providers as determined by the Board of Directors. Options are exercisable into ordinary shares of the Company, par value NIS 0.01 per share, generally vest over three to four years, and expire 10 years from the grant date unless terminated earlier under the Plan. The Company initially reserved 153,409 ordinary shares for issuance under the Plan and increased this reserve by an additional 111,645 shares on November 18, 2018.

In July 2019, the Company allocated an additional 180,000 options under the Plan. (total reserve: 445,054 shares).

To date, the Company has granted approximately 441 thousand options under the Plan.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:- CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT (Cont.)

A summary of the Company’s options activity and related information is as follows:

	Year ended
	December 31, 2024
			Weighted
			average
		Weighted	remaining	Aggregate
		average	contractual	Intrinsic
	Number of	exercise	term	Value
	options	price	(in years)	(USD)

Outstanding at beginning of period	157,721	9.83	4.10	-	*)
Forfeiture	(43,519)	9.98	-	-

Outstanding at end of period	114,202	10.07	4.54	-	*)
Exercisable options	104,110	9.97	4.48	-	*)

*)	Represent an amount lower than $1

As of December 31, 2024, there was a total of $14 unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1 year.

The total share-based compensation expenses relating to all of the Company’s share-based awards recognized for the years ended December 31, 2024, 2023 were included in items of the statements of operations, as follows:

	December 31,
	2024	2023

Cost of Revenues	10	21
Research and development expenses, net	16	32
Selling and marketing expenses	8	17
General and administrative expenses	1	3
	35	73

NOTE 10:- FINANCIAL EXPENSES:

	For the year ended
	December 31,
	2024	2023

Foreign exchange differences, net	(11)	127
Interest expense	122	128
Remeasurement of Warrants	123	-
Finance costs on lease liabilities	34	23
Others	(54)	63
	214	341

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- INCOME TAXES

a.	The components of the net loss before the provision for income taxes from continuing operation were as follows:

	For the year ended December 31,
	2024	2023

Israel	(4,276)	(11,307)
	(4,276)	(11,307)

b.	Provision for income taxes

No taxes on income were recorded for the years 2024 and 2023.

For 2024 and 2023, the main reconciling items of the Company’s statutory tax rate of 23% and the effective tax rate of (0.1)% and (0.3)%, respectively, were tax carryforward losses and other temporary differences, such as research and development expenses, for which a full valuation allowance was provided.

c.	Reconciliation of the theoretical tax expenses

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating loss carryforward among the Company due to the uncertainty of the realization of such tax benefits

d.	Tax assessments:

The Company considered final tax assessments until 2019.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

As of December 31, 2024, the Company has provided valuation allowance of $ 17,533 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

f.	Net operating losses carry forward:

The Company have accumulated losses and deductions for tax purposes as of December 31, 2024, in the amount of approximately $ 73,944, which may be carried forward and offset against taxable income in the future for an indefinite period.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Debt Arrangement:

During 2023, as a result of accumulated losses and liabilities, the Company encountered cash-flow difficulties. Accordingly, on November 12, 2023, the Company filed a motion with the court for a stay of proceedings in order to formulate a debt arrangement and appoint an arrangement administrator.

On November 16, 2023, the court granted the motion, issued a stay-of-proceedings order, and appointed an arrangement administrator. During the stay-of-proceedings period, the Company engaged with its creditors (secured creditor, priority creditors, and unsecured creditors) and succeeded in formulating a debt arrangement. On February 20, 2024, the court approved the arrangement.

Main Terms of the Arrangement:

1.	Priority creditors – will be repaid 100% of their approved claims within six (6) months from the date of approval of the arrangement. Payments of liabilities to provident and pension funds will be made within twelve (12) months from the approval date. To the extent an employee’s claim is approved above the statutory priority cap, such excess amount will be repaid as an unsecured claim.

2.	Secured creditor – will be repaid 100% of its approved claim, commencing in the first quarter of 2026, in quarterly installments over a period of three (3) years. In any event, the secured creditor will be repaid in full before completion of payments to unsecured creditors.

Unsecured creditors – will be repaid 100% of their approved claims, commencing in the first quarter of 2026, in quarterly installments over a period of three (3) years. As of the date of signing of the financial statements, the arrangement administrator has issued non-final decisions in respect of most unsecured claims. The Company will formulate its position regarding these decisions and will consider whether to appeal certain of them, if it deems appropriate.

The amount available for distribution to creditors will equal 75% of the Company’s quarterly free cash flow (based on unaudited financial statements) and will not be less than USD 200 thousand per quarter (USD 800 thousand per year).

Quarterly payments will be made on account of the annual dividend to creditors, which will be calculated based on the Company’s annual free cash flow (in accordance with audited financial statements).

In addition, special agreements were reached with COATS (which is a customer and shareholder of the Company), as well as with the lessor of the Company’s offices located at Beit Kodak, Petah Tikva.

As of December 31, 2024, the Company deposited NIS 508 thousand into the trustee’s account to secure fulfillment of its obligations under the arrangement.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of the date of signing of the financial statements, the Company has repaid the amounts owed by it as priority claims, except for amounts owed to the Israeli Tax Authority, with which the Company reached a payment arrangement, and to the National Insurance Institute.

b.	Grants from the Israel Innovation Authority:

The Company participated in several research and development support programs of the Israel Innovation Authority (formerly the Office of the Chief Scientist). As of December 31, 2024, the aggregate grants received under these programs totaled approximately USD 2,732 thousand.

The Company is obligated to pay royalties to the National Authority for Technological Innovation, calculated based on the consideration from the sale of products whose development was supported by the State. Such royalties are payable at a rate of 3%–3.5% of sales of the relevant products, up to 100% of the grants received by the Company, linked to the U.S. dollar and bearing LIBOR interest. Payment of royalties is contingent upon sales of the products; in the absence of sales, the Company is not required to pay royalties.

As of December 31, 2024, the Company’s accrued contingent liability in favor of the National Innovation Authority amounts to approximately USD 2,630 thousand, excluding accrued interest.

NOTE 13:- RELATED PARTY TRANSACTIONS

a.	Balances:

	December 31,
	2024	2023

Loans (1)	150	-
Deferred revenue (2)	832	1,807

b.	Transactions:

	Year ended December 31,
	2024	2023

Revenues (2)	325	116
Other income (2)	200	-

(1)	On December 31, 3024, the Company received a loan from one of its investors in the amount of $150 thousand. The loan bears interest at a monthly rate of 1%.

(2)	Represents balances and transactions with COATS (see also note 9e).

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:- SUBSEQUENT BALANCE SHEET DATE EVENTS

The Company evaluated subsequent events through December 23, 2025, the date these financial statements were available to be issued, and determined that there were no events requiring adjustment to, or disclosure in, the financial statements except as described below

On October 28, 2025, the Company entered into binding agreements with Steakholder Foods Ltd. (Nasdaq: STKH) (“Stakeholder”) pursuant to which Steakholder will acquire all of the Company’s outstanding share capital. The consideration will consist of a combination of American Depositary Shares (ADSs), pre-funded warrants, contingent warrants, and employee options to be issued by Steakholder.

In connection with the transaction, Gefen Capital provided loans to Twine, made an equity investment in Steakholder and provided Steakholder with a convertible loan in the total amount of $2,584 thousand. The equity investment and convertible loan were advanced by Stakeholder to the Company on a back-to-back basis.

The loan to Twine was converted into equity upon the closing of the transaction.

On December 1, 2025, the Company’s Board of Directors approved an efficiency and cost reduction plan (the “Efficiency Plan”) designed to align the Company’s operating expenses with its committed financial targets for the fiscal year 2026. This plan is a necessary measure to ensure the Company can meet the operational and financial milestones outlined in its 2026 financial plan.

NOTE 15:- SUBSEQUENT EVENTS (UNAUDITED)

In January 2026, Steakholder's board resolved to discontinue additional funding of Twine, and Twine subsequently filed a request with the Central District Court in Israel to open insolvency proceedings under the Israeli Insolvency and Financial Rehabilitation Law, 2018. The proceedings are at an early stage, and the Company cannot yet assess their impact on its business.

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